News Release
TSX:RMX | NYSE AMEX:RBY
September 7, 2011

Rubicon Minerals Adds Operational Expertise to the Board

with the Appointment of a New Director

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce the appointment of Mr. Michael Winship as a director of Rubicon.  Mr. Winship is currently Chief Operating Officer for Quadra FNX Mining Ltd. (QUX:TSX) and has more than 30 years extensive and varied experience in the development and operation of mining operations including 18 years specifically related to underground gold mining in Canada and Internationally.  This includes his role as General Manager, at the Campbell Mine in Red Lake from 1995 – 1997.

Christopher J. Bradbrook, Lead Director of Rubicon, commented that “We are delighted that Michael has agreed to join the board of Rubicon. He adds valuable operating experience to the board at an exciting time for the Company as we develop the F2 Gold System, located in the heart of the prolific Red Lake Gold District of Ontario.  Michael brings a wealth of experience and an excellent track record of commercial success with resource companies. His strong operational background, focused approach to commercial outcomes and his relevant experience in Red Lake, will be extremely important to Rubicon”.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"Christopher J. Bradbrook"
Lead Director

PR11-16    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.